Exhibit 99.7

NICE Evidencentral Marketplace, the First Open Ecosystem for
Digital Transformation of Law Enforcement and Criminal Justice, Adds
Five Technology Partners

 Aeon Nexus, Hexagon, Niche Technology, PublicSonar and Word Systems iRecord join Evidencentral
Marketplace, which connects agencies to digital transformation solutions to improve incident response and automate investigations

Hoboken, N.J., August 23, 2021 – NICE (Nasdaq: NICE) today announced that five technology partners have joined the fast-growing Evidencentral Marketplace, the first, open digital evidence management ecosystem created to accelerate digital transformation of emergency communication centers, law enforcement and criminal justice. NICE’s Evidencentral Marketplace connects agencies to an ecosystem of solutions designed to work with the NICE Evidencentral platform, helping them improve their incident response and operational intelligence, automate investigations, accelerate charging decisions, and reduce discovery backlogs. The new partners joining the Evidencentral Marketplace are Aeon Nexus, Hexagon, Niche Technology, PublicSonar and Word Systems iRecord.

As the amount of data grows, the proprietary and siloed nature of this data makes it difficult for 911 centers, police departments, prosecutors, courts and defense to leverage it to its fullest potential. Building on NICE’s suite of solutions (NICE Inform, NICE Investigate and NICE Justice), the Evidencentral platform solves this problem by breaking down data silos and applying analytics and workflow automation to critical processes, from the time calls arrive at the emergency communication center until cases are successfully investigated and prosecuted.

“We’re excited to welcome these five technology partners, each a leader in their respective fields, to the Evidencentral Marketplace,” said Chris Wooten, Executive Vice President, NICE. “Through our technology partnerships, Evidencentral is helping agencies around the globe ensure safer communities by improving incident response, investigations and justice outcomes. For example, by integrating to Records Management Systems we’re helping police investigators accelerate case building, and develop new leads and lines of inquiry to solve cases faster. Additionally, our deep integrations into Computer Aided Dispatch systems are enabling 911 center leaders to gain new operational insights, improve their quality of service to first responders and citizens, and get more time back in their day to coach 911 telecommunicators. Finally, our seamless integration to Case Management Systems is helping prosecutor’s offices streamline their intake of digital evidence and eliminate time-wasting manual processes so they can focus on prosecuting cases.”

Evidencentral Partner Highlights

•
Aeon Nexus: Aeon Nexus is a United States based Microsoft Gold Partner providing CJIS compliant records and case management solutions for Public Safety and Justice organizations leveraging multiple state and federal contract vehicles. The Aeon Nexus solutions portfolio includes JusticeNexus Legal Case Management, which services courts, district attorneys’ and public defenders’ offices by improving efficiency and increasing productivity and collaboration, while providing segregated access to adult, juvenile, criminal and civil case information, as well as administrative law for all case parties, from intake through disposition.

•
Hexagon: Hexagon public safety solutions protect 1 in 9 people worldwide. Their industry-leading solutions, including HxGN OnCall® Dispatch, HxGN OnCall Records and HxGN OnCall Analytics, connect organizations with the mission-critical data necessary to make better, timelier and more informed decisions.

•
Niche Technology: NicheRMS365 is a cloud engineered, mobile-first platform that sets the standard for Police RMS worldwide, serving 162,000 sworn officers. The responsive NicheRMS365 UI provides a consistent, intuitive user experience on phones, tablets, laptops and desktop devices, so agencies can simply train once and use anywhere – on any device. It’s a highly configurable RMS platform.

•
PublicSonar: PublicSonar is a provider of social media intelligence solutions that use AI (Artificial Intelligence) to help public safety agencies derive valuable real-time insights from huge amounts of publicly available data so they can respond fast and stay informed during emerging risks and incidents.

•
Word Systems: Powered by NICE Investigate, Word Systems’ iRecord Cloud solution enables agencies to securely store interview room recordings in the cloud and share those recordings digitally to more quickly address public health concerns and accelerate investigations. Founded in 1977, Word Systems specializes in the development and service of critical audio and video recording solutions.

For more information on Evidencentral or any of our Evidencentral solutions (NICE Inform, NICE Investigate and NICE Justice), click here to visit the NICE website. Technology companies wishing to join the Evidencentral Marketplace can learn more and inquire at www.Evidencentral.com.

About NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate and NICE Justice) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.